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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 12
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

================================================================================

                                  INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996 and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January 16, 1997, January 21, 1997,
January 28, 1997, February 3, 1997 and February 12, 1997 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase all the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On March 7, 1997, Conrail, CSX and Purchaser entered into a Third Amendment (the "Third Amendment") to the Merger Agreement. Pursuant to the Merger Agreement (as so amended), (i) the price per Share offered in the Offer has been increased from $110 to $115, net to the seller in cash, without interest, and the number of Shares sought pursuant to the Offer has been increased to all outstanding Shares and the expiration date of the Offer has been extended to 5:00 p.m., New York City time, on Friday April 18, 1997 (subject to further extension to June 2, 1997 without the consent of Conrail and whether or not all the conditions have then been satisfied), (ii) the consideration paid per Share in the Merger for all remaining outstanding Shares following consummation of the Offer has been increased to $115 in cash and (iii) the conditions to the Offer relating to Subchapter E becoming inapplicable to Conrail and relating pending governmental actions or proceedings have been deleted, and a condition has been added that a minimum number of Shares are tendered to the Offer which, together with the Shares already owned by CSX and Purchaser, represents more than a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"). In addition, neither the Offer nor the Merger is subject to CSX's having obtained financing.

     The Third Amendment also provides that CSX will have sole control over the STB approval process and will be free to conduct by itself discussions with other railroads, including Norfolk, relating to competitive issues raised by the CSX Transactions, and to enter into any resulting agreement. It is anticipated that CSX and Norfolk will negotiate an appropriate division of Conrail's assets; however, neither the Offer nor the Merger is conditioned on CSX's reaching an agreement with Norfolk. The Third Amendment states that Conrail will cooperate with CSX in pursuing the foregoing, including by amending the Merger Agreement to facilitate an arrangement or agreement with Norfolk, such as an agreement pursuant to which Norfolk would join the Offer and buy a portion of the Shares; provided that any such amendment will not change the form or amount of the consideration to be paid in the Offer or the Merger or otherwise adversely affect the benefits to be received by Conrail shareholders or employees under the Merger Agreement or delay or adversely affect the CSX Transactions.

     Pursuant to the Third Amendment, three members of Conrail's board of directors approved by CSX shall be invited to join the CSX Board of Directors and a transition team will be established, the leadership of which will include senior executive officers of CSX and Conrail to ensure the orderly operation of Conrail during the STB approval process and an orderly transition thereafter. Although the headquarters of the combined company will no longer be located in Philadelphia, CSX has stated that it intends, following STB approval, to maintain Conrail's Juniata locomotive shops at Altoona, Pennsylvania, Conrail's Sam Ray car shops at Hollidaysburg, Pennsylvania, Conrail's Pittsburgh service center and a major operating presence in Philadelphia (including the headquarters of the surviving corporation).

     Pursuant to the Third Amendment, Conrail's option to purchase 43,090,773 shares of CSX Stock has been cancelled, and Conrail's right to receive a termination fee in the event of the termination of the Merger Agreement in connection with certain takeover proposals for CSX has been eliminated. The Conrail Stock Option Agreement and the right of CSX to receive a termination fee remain intact.

     Under the Third Amendment, Conrail and CSX agreed to reduce from December 31, 1998 to December 31, 1997 the period of time during which the Conrail Board is prohibited from (i) withdrawing or modifying, or publicly proposing to withdraw or modify, its approval or recommendation of the CSX Transactions, in a manner adverse to CSX, (ii) approving or recommending, or publicly proposing to approve or recommend, any competing proposal or (iii) causing Conrail to enter into any agreement related to any such competing proposal.

     Under the Merger Agreement as amended, Conrail may terminate the Merger Agreement in the event that after June 2, 1997, CSX and Purchaser fail to consummate the Offer for any reason other than the non-occurrence of any condition to the Offer. In the event that CSX and Purchaser fail to consummate the Offer under such circumstances, Conrail will be entitled to exercise any additional remedies it may have.

     Under the Merger Agreement as amended, CSX has the right to unilaterally increase the price offered in the Offer (without making any change in the consideration per Share payable in the Merger), subject to the obligation to cause the Offer to remain open for 10 business days following the date any such change is publicly announced. Pursuant to the Merger Agreement, however, CSX cannot change the consideration payable in the Merger without the consent of Conrail.

     The terms and conditions of the Offer and the Merger Agreement are described under the captions "TERMS OF THE OFFER; PRORATION; EXPIRATION DATE" and "MERGER AGREEMENT; OTHER AGREEMENTS" in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase dated March 7, 1997 (the "Supplement"), a copy which is filed as Exhibit (a)(30) hereto and is incorporated herein by reference. The foregoing summary description is qualified in its entirety by reference to the Offer to Purchase and its supplements filed as Exhibits (a)(1), (a)(11) and (a)(30) hereto.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3 is hereby amended and supplemented as follows:

     (b)(2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

     Effects of Merger on Employee Benefit and Stock Plans. CSX shall cause the Surviving Corporation to honor all obligations under employment agreements and employee benefit plans, programs and policies and arrangements of Conrail in accordance with the terms of the Merger Agreement and, after the date of STB approval, to provide benefits to those Conrail employees transferred to Parent or another entity on a basis no less favorable in the aggregate than those provided to similarly situated employees of such entity. The Surviving Corporation will provide severance or supplemental retirement benefits to non-union employees (other than executive level employees) who are terminated within three years of STB approval equal to between 6 months and 24 months of salary (depending upon an employee's service). Medical coverage will also be continued for these employees for specified periods. The Surviving Corporation will also establish a stay bonus program that provides a lump sum cash payment to non-union employees who remain employed until the date of STB approval with additional payments made to those employees who remain employed for up to six months thereafter.

     In accordance with the Merger Agreement, all holders of outstanding stock options will receive a payment equal to the spread between the option price and the Amended Second Offer Price multiplied by the number of shares of Conrail Common Stock subject to the option. In addition, the Merger Agreement permits Conrail to accelerate the vesting of any non-vested grants of performance shares.

     Executive Agreements. Following the date of STB approval, Mr. LeVan will no longer be employed by the Surviving Corporation. Conrail and CSX have agreed that CSX shall pay Mr. LeVan on the date of STB approval, in lieu of any stay bonus and severance or termination benefits, a lump sum equal to the economic value of the LeVan Agreement (as reasonably determined by the parties in good faith). Conrail executives (other than Mr. LeVan) will be paid the value of their "change of control" contracts in accordance with the terms thereof if their employment with the Surviving Corporation terminates under certain circumstances after the close of the Amended Second Offer or if they remained employed by the Surviving Corporation until May 31, 1998.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended and supplemented as follows:

     (a) Recommendation of the Board of Directors.

     At meetings held on March 3, 1997 and March 7, 1997, the Conrail Board, including the disinterested members of the Conrail Board, determined that the terms of the Merger Agreement (as amended) are in the best interests of Conrail and its constituencies. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Conrail Board recommends that shareholders tender their Shares pursuant to the Offer because it has determined that the CSX Transactions are in the best interests of Conrail and its constituencies. Although the Conrail Board would have preferred for Conrail's system to remain intact, the CSX Transactions represent the best possible transactions under the circumstances as they developed. Not only is the value to be received by Conrail's shareholders pursuant to the terms of the CSX Transactions unprecedented as compared to other comparable railroad business combinations, but the CSX Transactions provide the opportunity for shareholders to receive such consideration within 90 days with no regulatory risk. The Merger Agreement also provides protection in the form of stay bonuses and enhanced severance arrangements for Conrail employees not protected by collective bargaining agreements, and states that CSX intends to make a substantial commitment to preserving operations in Pennsylvania.

     Copies of two press releases announcing the Conrail Board's actions over the last week, and a letter to the shareholders of Conrail communicating the Conrail Board's recommendations are filed as Exhibits (a)(29), (a)(31) and
(a)(32) hereto, respectively, and are incorporated herein by reference.

     (b)(1) Background.

     The information contained under the caption "BACKGROUND OF THE OFFER SINCE DECEMBER 19, 1996; CONTACTS WITH THE COMPANY" in the Supplement is incorporated herein by reference.

     (2) Reasons for Recommendation.

     In making the determinations and recommendations set forth above in Section
(a) of this Item 4, the Conrail Board considered a number of factors, including, without limitation, the following:

          (i) The historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable shareholders to realize an extraordinary premium over the prices at which the Shares traded prior to execution of the Merger Agreement.

          (ii) The receipt by the Conrail Board of fairness opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated March 7, 1997, to the effect that the consideration to be received by Conrail's shareholders in the Offer and the Merger, taken together, is fair to such shareholders from a financial point of view. In rendering their respective fairness opinions, based on the factors described therein and at the request of counsel for the Conrail Board, neither Lazard Freres nor Morgan Stanley addressed the relative merits of the CSX Transactions, including Section 4.2(b) of the Merger Agreement, the Proposed Norfolk Transactions or any alternative potential transactions (copies of such opinions setting forth assumptions made and matters considered by Lazard Freres and Morgan Stanley are filed as Exhibits (a)(33) and (a)(34), respectively, and should be read in their entirety).

          (iii) The view of the Conrail Board that the CSX Transactions provide extraordinary value to Conrail shareholders within 90 days with no regulatory risk, and that the Offer is not conditioned on CSX's obtaining financing or reaching an agreement with Norfolk.

          (iv) The view of the Conrail Board that the Merger Agreement provides adequate protections for Conrail's employees and for local communities in Pennsylvania.

          (v) The fact that several of the conditions to the Norfolk Offer can only be satisfied if the Conrail Board takes certain actions, which as described above the Conrail Board agreed not to take until after November 30, 1997 and thereafter only if certain conditions are satisfied.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

  (a)(29)   Text of press release issued by Conrail dated March 3, 1997.
 +(a)(30)   Supplement to the Offer to Purchase dated March 7, 1997 (incorporated by reference to Exhibit (a)(32) to the CSX 14D-1).
  (a)(31)   Text of press release issued by Conrail dated March 7, 1997.
 +(a)(32)   Letter to shareholders dated March 7, 1997.
 +(a)(33)   Opinion of Lazard Freres & Co. LLC dated March 7, 1997.
 +(a)(34)   Opinion of Morgan Stanley & Co. Incorporated dated March 7, 1997.
  (c)(14)   Third Amendment dated as of March 7, 1997 to the Agreement and Plan of Merger
            (incorporated by reference to Exhibit (c)(12) to the CSX 14D-1).
  (c)(15)   Form of Amended and Restated Voting Trust Agreement (incorporated by reference to
            Exhibit (c)(13) to the CSX 14D-1).

---------------
+ Included in materials mailed to shareholders of Conrail.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By /s/ JOHN A. MCKELVEY
                                            ------------------------------------
                                            Name: John A. McKelvey
                                            Title: Senior Vice
                                             President -- Finance

Dated as of March 7, 1997

                                 EXHIBIT INDEX

 EXHIBIT                                  DESCRIPTION                                 PAGE NO.
---------   ------------------------------------------------------------------------  --------
  *(a)(1)   Offer to Purchase dated December 6, 1996 (incorporated by reference to
            Exhibit (a)(1) to CSX's and Purchaser's Tender Offer Statement on
            Schedule 14D-1 dated December 6, 1996, as amended (the "CSX 14D-1"))....
  *(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the CSX 14D-1)..........................................................
  *(a)(3)   Text of press release issued by CSX dated December 6, 1996 (incorporated by reference to Exhibit (a)(7) to the CSX 14D-1)........................
  *(a)(4)   Letter to shareholders of Conrail dated December 6, 1996................
  *(a)(5)   Form of Summary Advertisement dated December 6, 1996 (incorporated by reference to Exhibit (a)(5) to the CSX 14D-1)...........................
  *(a)(6)   Opinion of Lazard Freres & Co. LLC (incorporated by reference to Exhibit
            (a)(14) to the Solicitation/ Recommendation Statement on Schedule 14D-9
            of Conrail dated October 16, 1996, as amended, relating to the First
            Offer (the "First 14D-9"))..............................................
  *(a)(7)   Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit (a)(15) to the First 14D-9)..................................
  *(a)(8)   Text of press release issued by Conrail and CSX dated December 10,
            1996....................................................................
  *(a)(9)   Opinion of Lazard Freres & Co. LLC dated December 18, 1996..............
 *(a)(10)   Opinion of Morgan Stanley & Co. Incorporated dated December 18, 1996....

 *(a)(11)   Supplement to the Offer to Purchase dated December 19, 1996
            (incorporated by reference to Exhibit (a)(15) to the CSX 14D-1).........
 *(a)(12)   Text of press release issued by CSX and Conrail dated December 19,
            1996....................................................................
 *(a)(13)   Text of press release issued by Conrail dated December 20, 1996.........
 *(a)(14)   Text of advertisement published by Conrail and CSX on December 10,
            1996....................................................................
 *(a)(15)   Text of advertisement published by Conrail and CSX on December 12,
            1996....................................................................
 *(a)(16)   Text of joint press release issued by Conrail and CSX dated January 9,
            1997....................................................................
 *(a)(17)   Text of joint press release issued by Conrail and CSX dated January 13,
            1997....................................................................
 *(a)(18)   Text of joint press release issued by Conrail and CSX dated January 15,
            1997....................................................................
 *(a)(19)   Text of press release issued by Conrail dated January 19, 1997..........
 *(a)(20)   Text of press release issued by Conrail dated January 22, 1997
            (incorporated by reference to Exhibit (a)(26) to the Norfolk 14D-9).....
 *(a)(21)   Text of press release issued by Conrail dated January 23, 1997
            (incorporated by reference to Exhibit (a)(27) to the Norfolk 14D-9).....
 *(a)(22)   Text of press release issued by Conrail dated January 28, 1997
            (incorporated by reference to Exhibit (a)(24) to the Norfolk 14 D-9)....
 *(a)(23)   Text of joint advertisement published by Conrail and CSX on January 29,
            1997....................................................................
 *(a)(24)   Text of press release issued by Conrail on January 31, 1997.............
 *(a)(25)   Text of joint press release issued by Conrail, CSX and Norfolk on
            January 31, 1997........................................................
 *(a)(26)   Text of press release issued by Norfolk dated February 10, 1997.........
 *(a)(27)   Text of press release issued by Conrail dated February 10, 1997.........
 *(a)(28)   Text of press release issued by CSX dated February 14, 1997.............
  (a)(29)   Text of press release issued by Conrail dated March 3, 1997.............
  (a)(30)   Supplement to the Offer to Purchase dated March 7, 1997 (incorporated by reference to Exhibit (a)(32) to the CSX 14D-1)..........................
  (a)(31)   Text of press release issued by Conrail dated March 7, 1997.............
  (a)(32)   Letter to shareholders dated March 7, 1997..............................

 EXHIBIT                                  DESCRIPTION                                 PAGE NO.
---------   ------------------------------------------------------------------------  --------
  (a)(33)   Opinion of Lazard Freres & Co. LLC dated March 7, 1997..................
  (a)(34)   Opinion of Morgan Stanley & Co. Incorporated dated March 7, 1997........
  *(c)(1)   Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(1) to CSX's and Purchaser's Tender Offer
            Statement on Schedule 14D-1 dated October 16, 1996, as amended, relating to the First Offer (the "First CSX 14D-1")).............................
  *(c)(2)   First Amendment to Agreement and Plan of Merger dated as of November 5,
            1996 (incorporated by reference to Exhibit (c)(7) to the First CSX
            14D-1)..................................................................
  *(c)(3)   Conrail Stock Option Agreement dated as of October 14, 1996
            (incorporated by reference to Exhibit (c)(2) to the First CSX 14D-1)....
  *(c)(4)   CSX Stock Option Agreement dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(3) to the First CSX 14D-1).....................
  *(c)(5)   Voting Trust Agreement dated as of October 15, 1996 (incorporated by reference to Exhibit (c)(4) to the First CSX 14D-1).....................
  *(c)(6)   Employment Agreement of Mr. LeVan dated as of October 14, 1996
            (incorporated by reference to Exhibit (c)(5) to the First 14D-9)........
  *(c)(7)   Change of Control Agreement of Mr. LeVan dated as of October 14, 1996
            (incorporated by reference to Exhibit (c)(6) to the First 14D-9)........
  *(c)(8)   Answer and Defenses of Conrail, CSX and the individual defendants to
            Second Amended Complaint, and Counterclaim of Conrail and CSX in Norfolk
            Southern et al. v. Conrail Inc. et al., filed on December 5, 1996, in the United States District Court for the Eastern District of
            Pennsylvania (incorporated by reference to Exhibit (c)(8) to the
            Solicitation/ Recommendation Statement on Schedule 14D-9 of Conrail
            dated November 6, 1996, as amended, relating to the Norfolk Offer)......
  *(c)(9)   Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996
            (incorporated by reference to Exhibit (c)(7) to the First 14D-9)........
 *(c)(10)   Second Amendment to Agreement and Plan of Merger dated as of December
            18, 1996 (incorporated by reference to Exhibit (c)(6) to the 14D-1).....
 *(c)(11)   Form of Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit (c)(7) to the 14D-1)...............................
 *(c)(12)   Text of opinion of Judge Donald VanArtsdalen of the United States
            District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997.......................................
 *(c)(13)   Text of STB Decision No. 5 of STB Finance Docket No. 33220 dated January
            8, 1997.................................................................
  (c)(14)   Third Amendment dated as of March 7, 1997 to the Agreement and Plan of
            Merger (incorporated by reference to Exhibit (c)(12) to the CSX
            14D-1)..................................................................
  (c)(15)   Form of Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit (c)(13) to the CSX 14D-1)..........................

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* Previously filed